Nam Tai Electronics, Inc. [LOGO]                                    NEWS RELEASE
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Represented by PAN PACIFIC I.R. LTD.                     CONTACT:  Lorne Waldman
1790 - 999 WEST HASTINGS STREET                                        President
VANCOUVER, BC, CANADA V6C 2W2                     E-MAIL: shareholder@namtai.com
TEL: (604) 669-7800 FAX: (604) 669-7816                      WEB: www.namtai.com
TOLL FREE TEL/FAX: 1-800-661-8831



                            NAM TAI ELECTRONICS, INC.
      Completes Transaction in Increasing Shareholding in TCL Mobile to 9%

VANCOUVER, CANADA -- April 26, 2004 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NYSE Symbol: NTE; CBOE Symbol: QNA; Frankfurt Stock Exchange
Symbol: 884852) announced that its acquisition of further interest in Huizhou TCL Mobile Communication Company Limited ("TCL Mobile") to 9% has been completed on April 21, 2004.

Nam Tai has increased its shareholding in TCL Mobile from its indirect 3.033% ownership to 9% through exchange of its existing 72.2% interest in Mate Fair Group Limited ("Mate Fair") and acquiring the entire issued share capital of Jasper Ace Limited ("Jasper Ace"), which directly holds 9% equity interest in TCL Mobile. The total consideration of $126 million was satisfied by exchange of Nam Tai's 72.2% equity interest in Mate Fair, cash of $25 million, and 2,389,974 new Nam Tai's shares, which represent approximately 5.48% of the enlarged issued share capital of Nam Tai. The cash consideration of $25 million was paid from internal resources of Nam Tai without any financing and the number of issued shares of Nam Tai is now approximately 43.62 million.

About Nam Tai
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We are an electronics manufacturing and design services provider to original equipment manufacturers of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, radio frequency modules, flexible printed circuit subassemblies and image sensors. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. We also manufacture finished products, including cellular phones, palm-sized PCs, personal digital assistants, electronic dictionaries, calculators and digital camera accessories for use with cellular phones.

Safe Harbor
-----------

Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. Nam Tai intends that these statements be covered by the safe harbors created under these laws. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these factors are beyond Nam Tai's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Nam Tai does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.


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